United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   000-50570

                         AlphaSmart, Inc.

(Exact name of registrant as specified in its charter)

                      973 University Avenue, Los Gatos, California 95032, (408) 355-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

                         $0.0001 Par Value Common Stock

(Title of each class of securities covered by this Form)

                                                                           N/A

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:   None

Pursuant to the requirements of the Securities Exchange Act of 1934, AlphaSmart, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   June 27, 2005

By:

/s/ Mary T. Minch

Mary T. Minch, Vice President of AlphaSmart, LLC

(successor to AlphaSmart, Inc. by merger effective

June 27, 2005)